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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

DOV Pharmaceutical, Inc.
(Exact name of registrant as specified in charter)

Delaware (State or other jurisdiction of incorporation)	22-3374365 (IRS employer identification no.)
433 Hackensack Avenue, Hackensack, NJ	07601
(Address of principal executive offices)	(Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights
(Title of Class)

Item 1. Description of Registrant's Securities to be Registered.

        On October 8, 2002 the Board of Directors of DOV Pharmaceutical, Inc. (the "Company") adopted a shareholder rights plan, as set forth in the Shareholder Rights Agreement, dated October 8, 2002, between the Company and Continental Stock Transfer & Trust Co., as Rights Agent (the "Rights Agreement"). The following description of the terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement attached hereto as an exhibit and incorporated herein by reference.

Rights Dividend

        Pursuant to the terms of the Rights Agreement, the Board of Directors declared a dividend distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding share of Common Stock of the Company (the "Common Stock") and 1.62 Rights for each outstanding share of Series B Preferred Stock of the Company (the "Series B Preferred Stock") to shareholders of record as of the close of business on October 9, 2002 (the "Record Date"). In addition, one Right will automatically attach to each share of Common Stock issued between the Record Date and the Distribution Date (as hereinafter defined), and such number of Rights as is equal to the number of shares of Common Stock of the Company into which one share of Series B Preferred Stock is then convertible as of the date of issuance or sale will automatically attach to each Series B Preferred Stock issued between the Record Date and the Distribution Date. Each Right entitles the registered holder thereof to purchase from the Company a unit consisting of one ten-thousandth of a share (a "Unit") of Series E Junior Participating Cumulative Preferred Stock, par value $0.0001 per share, of the Company (the "Preferred Stock") at a cash exercise price of $50.00 per Unit (the "Exercise Price"), subject to adjustment, under certain conditions specified in the Rights Agreement and summarized below.

Distribution Date

        Initially, the Rights are not exercisable and are attached to and trade with all shares of Common Stock and Series B Preferred Stock outstanding as of, and issued subsequent to, the Record Date. The Rights will separate from the Common Stock and from the Series B Preferred Stock and will become exercisable upon the earlier of (i) the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock, other than as a result of repurchases of stock by the Company or certain inadvertent actions by a shareholder (the date of said announcement being referred to as the "Stock Acquisition Date"), or (ii) the close of business on the tenth business day (or such later day as the Board of Directors may determine) following the commencement of a tender offer or exchange offer that could result upon its consummation in a person or group becoming the beneficial owner of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being herein referred to as the "Distribution Date").

        Notwithstanding the foregoing, with respect to any person who beneficially owns (for purposes of the Rights Agreement) 15% or more of the outstanding shares of Common Stock as of October 8, 2002 (such person being referred to in the Rights Agreement as a "Grandfathered Person"), the Distribution Date will not occur unless such Grandfathered Person has acquired beneficial ownership of shares of Common Stock representing an additional 1/2% of the outstanding shares of Common Stock.

        Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (a) the Rights will be evidenced by the Common Stock and Series B Preferred certificates and will be transferred with and only with such Common Stock certificates or Series B Preferred Stock certificates, (b) new Common Stock certificates and Series B Preferred Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (c) the surrender for transfer of any certificates for Common Stock or Series B Preferred Stock will also constitute the transfer of the Rights associated with the Common Stock or Series B Preferred Stock represented by such certificate.

        As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of Common Stock and Series B Preferred Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock and Series B Preferred Stock issued prior to the Distribution Date will be issued with Rights.

Subscription and Merger Rights

        In the event that a Stock Acquisition Date occurs, proper provision will be made so that each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive upon exercise that number of Units of Preferred Stock of the Company having a market value of two times the exercise price of the Right (such right being referred to as the "Subscription Right"). In the event that, at any time following the Stock Acquisition Date, (i) the Company consolidates with, or merges with and into, any other person, and the Company is not the continuing or surviving corporation, (ii) any person consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Company's assets or earning power is sold, mortgaged or otherwise transferred, each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right (such right being referred to as the "Merger Right"). The holder of a Right will continue to have the Merger Right whether or not such holder has exercised the Subscription Right. Rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances specified in the Rights Agreement) become null and void.

        Until a Right is exercised, the holder will have no rights as a shareholder of the Company (beyond those as an existing shareholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units, other securities of the Company, other consideration or for common stock of an acquiring company.

Exchange Feature

        At any time after a person becomes an Acquiring Person, the Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of Common Stock or Units at an exchange ratio specified in the Rights Agreement. Notwithstanding the foregoing, the Board of Directors generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the Common Stock of the Company.

Adjustments

        The Exercise Price payable, and the number of Units or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

        With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional Units. If the Company elects not to issue fractional Units, in lieu thereof an adjustment in cash will be made based on the fair market value of the Preferred Stock on the last trading date prior to the date of exercise.

Redemption

        The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors only until the earlier of (i) the time at which any person becomes an Acquiring Person or (ii) the expiration date of the Rights Agreement. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

Amendment

        The Rights Agreement may be amended by the Board of Directors in its sole discretion until the time at which any person becomes an Acquiring Person. After such time the Board of Directors may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person or its associates or affiliates). In addition, the Board of Directors may at any time prior to the time at which any person becomes an Acquiring Person, amend the Rights Agreement to lower the threshold at which a person becomes an Acquiring Person to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Stock then owned by any person and (ii) 10%.

Expiration Date

        The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 9, 2012 (the "Expiration Date"), unless previously redeemed or exchanged by the Company.

Miscellaneous

        The certificate of designations establishing the Preferred Stock and the form of Right Certificate are attached as Exhibits A and B, respectively, to the Rights Agreement (which is included as an exhibit to this Form 8-A). The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is incorporated herein by reference.

Item 2. Exhibits.

3.1
Certificate of Designations, Preferences and Rights of a Series of Preferred Stock of DOV Pharmaceutical, Inc. classifying and designating the Series E Junior Participating Cumulative Preferred Stock.

4.1
Shareholder Rights Agreement, dated as of October 8, 2002, between DOV Pharmaceutical, Inc. and Continental Stock Transfer & Trust Co., as Rights Agent.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DOV PHARMACEUTICAL, INC.
Date: October 16, 2002	By:	/s/ ARNOLD S. LIPPA Arnold S. Lippa Chief Executive Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description
3.1	Certificate of Designations, Preferences and Rights of a Series of Preferred Stock of DOV Pharmaceutical, Inc. classifying and designating the Series E Junior Participating Cumulative Preferred Stock.
4.1	Shareholder Rights Agreement, dated as of October 8, 2002, between DOV Pharmaceutical, Inc. and Continental Stock Transfer & Trust Co., as Rights Agent.

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